EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)
(Unaudited)

Three Months Ended March 31, 2015
Earnings:
Income before income taxes	$852
Add:
Fixed charges	52
Less:
Income from equity investees	(2)
Capitalized interest	(1)
Income as adjusted	$901
Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	$31
Portion of rents representative of interest factor	20
Capitalized interest	1
Total Fixed Charges	$52
Ratio of earnings to fixed charges	17.3